Exhibit 99.2

JUMEI INTERNATIONAL HOLDING LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: JMEI)

––––––

NOTICE OF ANNUAL GENERAL MEETING

to be held on December 25, 2019

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an annual general meeting (the “AGM”) of Jumei International Holding Limited (the “Company”) will be held at 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the People's Republic of China on December 25, 2019 at 3:00 p.m. (Beijing time). No proposal will be submitted to shareholders for approval at the AGM. Instead, the AGM will serve as an open forum for shareholders and holders of the Company’s American depositary shares (“ADSs”) to discuss Company affairs with management.

The Board of Directors of the Company has fixed the close of business on December 11, 2019 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of the AGM or any adjournment or postponement thereof.

Holders of record of the Company’s Class A or Class B ordinary shares, par value US$0.00025 per share, at the close of business on the Record Date are entitled to attend the AGM and any adjournment or postponement thereof in person. Holders of the Company’s ADSs are welcome to attend the AGM in person.

Shareholders and ADS holders may obtain a copy of the Company’s annual report on Form 20-F, free of charge, from our website at http://ir.jumei.com/, or by writing to Investor Relations Department, Jumei International Holding Limited, 20th Floor, Tower B, Zhonghui Plaza, 11 Dongzhimen South Road, Dongcheng District, Beijing 100007, the People’s Republic of China, or by sending an email to carnell@christensenir.com.

By Order of the Board of Directors,
JUMEI INTERNATIONAL HOLDING LIMITED

/s/ Leo Ou Chen
Leo Ou Chen
Chairman of the Board of Directors

Beijing, China

December 11, 2019